Exhibit 99.1

Connect Biopharma Announces First Subject Dosed in Phase I Trial Evaluating Safety, Tolerability and Pharmacokinetic Profile of CBP-174 in Healthy Adult Subjects

Development program exploring the potential of CBP-174 in the treatment of chronic inflammatory pruritus

SAN DIEGO and TAICANG, SUZHOU, China, May 25, 2021 (GLOBE NEWSWIRE) — Connect Biopharma Holdings Limited (Nasdaq: CNTB) (“Connect Biopharma” or the “Company”), a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients with chronic inflammatory diseases through the development of therapies derived from T cell-driven research, today announced that the first subject has been dosed in a Phase I trial evaluating CBP-174 in healthy adult subjects.

This randomized, double-blind, placebo-controlled, single ascending dose trial in healthy subjects, aims to evaluate the safety, tolerability and pharmacokinetics of CBP-174 in different dose levels given orally, compared to placebo. Following the single dose, each subject will be followed for up to seven days (NCT04811469).

“The effective management of pruritus associated with atopic dermatitis and other inflammatory skin conditions remains a significant unmet medical need, and the advancement of this novel oral agent into Phase I trial is an important step forward in the development of potential therapies,” said Zheng Wei, PhD, Co-founder and CEO of Connect Biopharma. “We believe that CBP-174’s novel mechanism of action and rapid onset of action has the potential to complement the anti-pruritic effect of disease-modifying agents already approved for inflammatory skin diseases.”

About Chronic Inflammatory Pruritus

Chronic inflammatory pruritus is an unpleasant and often persistent itch that can last more than six weeks in duration and is often caused by inflamed skin lesions associated with diseases such as atopic dermatitis (AD). Due to the significant impact that pruritus has on quality of life, its severity is often measured by patients based on intensity of pruritus rather than skin lesions themselves. Common antihistamine drugs primarily target the histamine 1 receptor (H1R) and lead to alleviation of itch in part by blocking H1R on peripheral nerves. However, many types of chronic itch cannot be relieved by current antihistamine treatments that target H1R. Despite currently available treatments for AD, an estimated 40% to 50% of AD patients have inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

About CBP-174

CBP-174 is a highly potent, orally active, peripherally restricted antagonist of histamine receptor 3 (H3R), designed not to penetrate the blood brain barrier. In preclinical studies, CBP-174 was both well-tolerated and demonstrated significant reductions in scratching bouts within the first 30 minutes of oral or topical dosing, which could potentially translate to rapid relief of itch in the clinic.

About Connect Biopharma Holdings Limited

Connect Biopharma Holdings Limited is a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients living with chronic inflammatory diseases through the development of therapies derived from our T cell-driven research.

Our lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) and is currently being evaluated in clinical trials for the treatment of atopic dermatitis (AD) and asthma and in development for chronic rhinosinusitis with nasal polyps (CRSwNP). Our second lead product candidate is CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1 (S1P1) that is in development for the treatment of ulcerative colitis (UC) and Crohn’s disease (CD). Furthermore, we are developing CBP-174, a peripherally restricted antagonist of histamine receptor 3, for the treatment of pruritus associated with skin inflammation.

With headquarters in China, additional operations in the United States and Australia, and clinical development activities in those geographies as well as Europe, Connect Biopharma is building a rich global pipeline of internally designed, wholly owned small molecules and antibodies targeting several aspects of T cell biology. For additional information about Connect Biopharma, please visit our website at www.connectbiopharm.com.

FORWARD-LOOKING STATEMENTS

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s statements regarding the potential of CBP-174 to address the unmet needs of patients with chronic inflammatory pruritus. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this release due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

IR/PR Contacts:

Lazar FINN Partners

David Carey (IR)

T: +1-(212) 867-1768

david.carey@finnpartners.com

Erich Sandoval (Media)

T: +1-(917)-497-2867

erich.sandoval@finnpartners.com

Corporate Contacts:

info@connectpharm.com